Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
JULY 12, 2006
LJ INTERNATIONAL RAISES SECOND-QUARTER GUIDANCE,
PROJECTS 37% RISE IN SALES, DOUBLING OF EPS
Company Also Expects to Increase Fiscal Year 2006 Guidance as
Additional Data from Newly Opened ENZO Stores Begin to Emerge
HONG KONG and LOS ANGELES, July 12, 2006 — LJ International, Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today raised its previously announced guidance for the second quarter ended June 30, 2006. It now forecasts revenues for the quarter of approximately $26 million, with net income of approximately $620,000, or $0.04 per diluted share, for its second quarter.
The projected revenues for the second quarter of 2006 would represent a 37% increase over the $19.1 million reported in the second quarter of 2005. The expected net income would be up 105% from $303,000 in the second quarter of 2005. Earnings per fully diluted share, forecast at $0.04 for the second quarter of 2006, would double both the $0.02 reported in the year-earlier quarter as well as current expectations for the second quarter of 2006.
In addition to raising its second-quarter forecast, LJI indicated that it will likely also increase both revenues and earnings for all of fiscal 2006 as soon as additional data begins to emerge from its ENZO Division.
LJI Chairman and CEO Yu Chuan Yih commented: “As I indicated in detail in a recent letter to our shareholders (http://www.ljintl.com/ljii/admin/upload/upload_files/pdf-PressRelease-169.pdf), we are well on-track to once again exceed both our revenue and earnings targets for not only the current fiscal year both for the foreseeable future as well. Our increased second quarter guidance as well as our soon-to-be announced full-year 2006 projections, for instance, places us much closer to our 2008 revenue target range of $155 million to $165 million. And with ENZO expected to come close to profitability by the end of 2007 — 13 of the 30 stores are now operating in the black — LJI’s overall EPS growth should resume a sharper upward curve beginning this year. In short, the Company’s near-term performance suggests that the earlier announced three-year targets are quite achievable, even conservative.”
The Company cited growth in both its ENZO retail division and its core wholesale business as leading factors in its revised second-quarter guidance. The Company’s latest guidance calls for second-quarter 2006 ENZO revenues of at least $2.68 million, a sequential increase of 53% from $1.75 million in the first quarter of 2006. As of June 30, 2006, ENZO had 30 stores in operation, well ahead of schedule to meet its earlier-announced target of 40 stores by the end of 2006. Thirteen of these locations had already achieved profitability at the store level.
In a sign of continued robust growth in its core business, the Company recently announced that it expects to book approximately $22 million in orders due to its appearance at the JCK Las Vegas show in June. This is an increase of about 10% from its JCK-based orders in 2005, and gain of 29% from 2004.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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